April 11, 2005




United States
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 04-08
Washington  D.C.  20549

                              Re: FNB Financial Corporation
                                  Form 10-K for fiscal year ended
                                     12/31/2004
                                  File Number: 033-66014

Attention: John P. Nolan, Accounting Branch Chief

     This letter is in response to your comment letter, dated
April 1, 2005, indicating that the "Report of Independent
Registered Public Accounting Firm" included in Exhibit 13 of our
Form 10-K did not contain the Firm's signature.

     The typed signature of the Firm was inadvertently omitted when the document was prepared for electronic filing. We have corrected this and filed an amended
     Form 10-K to include the signature as required under Regulation S-X.

     As requested in your comment letter, we acknowledge that:

     - FNB Financial Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - FNB Financial Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate your comments. If you require any additional information, please contact me at 717-485-3123.

                              Sincerely,

                              /S/ John C. Duffey
                              --------------------------------
                              John C. Duffey, President/CEO
                              FNB FINANCIAL CORPORATION